

16014753

Mail Processing
Section

MAR 07 2016

Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Walnut Creek Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

616 Elliott Road
(No. and Street)

McDonough	GA	30252
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan C. Fort **(770) 320-7156**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Dan C. Fort**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Walnut Creek Capital Advisors, LLC, as

of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSE W. BELL
Notary Public Henry Co. GA
My Commission Expires 01-18-19

Notary Public

Signature

CEO

Title


JESSE W. BELL
NOTARY
PUBLIC
HENRY COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

WALNUT CREEK CAPITAL ADVISORS, LLC

Financial Statements and Schedules
As of December 31, 2015

With
Report of Registered Independent Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Walnut Creek Capital Advisors, LLC

We have audited the accompanying financial statements of Walnut Creek Capital Advisors, LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Walnut Creek Capital Advisors, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walnut Creek Capital Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Walnut Creek Capital Advisors, LLC financial statements. The information is the responsibility of Walnut Creek Capital Advisors, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 23, 2016
Atlanta, Georgia



RUBIO CPA, PC

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	6,048
Due from registered reps		2,339
Prepaid expenses		705
Total Assets	$	9,092

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	-
MEMBER'S EQUITY		9,092
Total Liabilities and Member's Equity	$	9,092

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

REVENUES		
Investment Banking	$	9,400
GENERAL AND ADMINISTRATIVE EXPENSES		
Communications		774
Other operating expenses		1,429
Total expenses		2,203
NET INCOME	$	7,197

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	7,197
Adjustments to reconcile net income to net cash provided by operations:		
Increase in due from registered reps		(806)
Decrease in prepaid expenses		3,320
NET CASH PROVIDED BY OPERATING ACTIVITIES		9,711
CASH FLOW FROM FINANCING ACTIVITIES:		
Distribution to member		(10,000)
NET CASH USED BY FINANCING ACTIVITIES		(10,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(289)
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		6,337
End of year	$	6,048

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2015

Balance, December 31, 2014	$	11,895
Net income		7,197
Distribution to member		(10,000)
Balance, December 31, 2014	$	9,092

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Walnut Creek Capital Advisors, LLC (the Company), a Georgia Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States, but primarily in the Southeast.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with maturity of ninety days or less to be cash and cash equivalents.

Income Taxes: The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes and entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement.

The underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B—NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $6,048, which was $1,048 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .00 to 1.00.

NOTE C—CONCENTRATIONS

All of the investment banking revenues were earned from one customer in 2015.

NOTE D—RELATED PARTIES

The Company operates from premises provided by its member at no cost to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

SUPPLEMENTAL INFORMATION

WALNUT CREEK CAPITAL ADVISORS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

Total member's equity	$	9,092
Less nonallowable assets:		
Due from registered reps		(2,339)
Prepaid expeses		(705)
Net capital before haircuts		(3,044)
Less haircuts		-
Net capital		6,048
Minimum net capital required		5,000
Excess net capital	$	1,048
Aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		nil

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There is no significant difference between net capital included in Part IIA of Form X-17A-5 and net capital computed above.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Walnut Creek Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Walnut Creek Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Walnut Creek Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Walnut Creek Capital Advisors, LLC stated that Walnut Creek Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Walnut Creek Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Walnut Creek Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 23, 2016
Atlanta, GA



RUBIO CPA, PC

WALNUT CREEK
Capital Advisors
Member FINRA & SIPC

BROKER DEALER ANNUAL EXEMPTION REPORT

Walnut Creek Capital Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Walnut Creek Capital Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception.



Dan C. Fort, CEO
January 22, 2016

✓ Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 1036600 (Please retain this number for further inquiries regarding this form)
Submitted By: dfort
Submitted Date: Mon Feb 29 09:22:59 EST 2016

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year: or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year. For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Name of Auditor *: RUBIO CPA PC

PCAOB # *: 3514

Auditor Address - Street *: 900 Circle 75 Parkway, Ste. 900

City *: Atlanta

State *: GA

Zip Code *: 30339

Auditor Main Phone Number *: 770-690-8995

Lead Audit Partner Name *: Mike Rubio

Lead Audit Partner Direct Phone Number *: 770-690-8995

Lead Audit Partner Email Address *: miker@rubiocpa.com

FYE: 2015-12-31

Below is a list of *required* documents. Please check to indicate the document is attached. *

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 ***(Select ONLY One)*** See Annual Audit Notice Information above.

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - *Select ONLY One*

○ For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.

○ For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

◉ For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit: * Audited 2015.pdf 270039 bytes